Exhibit 99.1

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

March 13, 2025

(Start of electronic provisioning: March 6, 2025)

Notice of Convocation of the 16th Ordinary General Meeting of Shareholders

Dear Shareholders:

The 16th Ordinary General Meeting of Shareholders will be held as follows, and you are cordially invited to attend the meeting. In convening this meeting, we have taken electronic provision measures and posted the matters subject to electronic provision on the Company’s website linked below, in compliance with the provisions of Article 325-3 of the Companies Act of Japan.

Website: https://syla-tech.jp/ir

If you are unable to attend the meeting, kindly exercise your voting rights in writing. Details of each agenda item are outlined in the Reference Document for the General Meeting of Shareholders, available in the “Notice of Convocation of the 16th Ordinary General Meeting of Shareholders” on our company’s website. Please review the aforementioned document and submit your votes by 7:00 p.m. on Thursday, March 27, 2025 (JST), following the instructions provided below.

1.	Date and Time

Friday, March 28, 2025, at 2:00 p.m. (JST)

2.	Venue

Head Office of the Company (Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan)

3.	Purpose of the meeting

Matters to be Reported

Business Report for the 16th Fiscal Year (From January 1, 2024, to December 31, 2024)

Matters to be Resolved

Proposal 1: Approval of Financial Statements for the 16th Fiscal Year (From January 1, 2024 to December 31, 2024)

Proposal 2: Appropriation of Surplus

Proposal 3: Partial Amendment to the Articles of Incorporation

Proposal 4: Election of Seven (7) Directors

4.	Information on the Exercise of Voting Rights

Please indicate your approval/disapproval of the proposals on the enclosed voting form and return the form to us so that it reaches us by 7:00 p.m. on Thursday, March 27, 2025 (JST). If no indication of approval/disapproval is made for each proposal, it will be treated as approval of the Company’s proposal.

If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

Reference Documents for the General Meeting of Shareholders

Agenda and Reference Items

Proposal 1: Approval of Financial Statements for the 16th Fiscal Year (From January 1, 2024, to December 31, 2024)

We request approval of the financial statements for the 16th fiscal year of the Company in accordance with Article 438, Paragraph 2 of the Companies Act of Japan. The balance sheet, income statement, statement of shareholders’ equity, and notes to non-consolidated financial statements are as stated in the attached documents.

Proposal 2: Appropriation of Surplus

We propose the appropriation of surplus as follows, pursuant to the Companies Act of Japan:

(1)	Type of assets to be disposed of and total amount

Cash: 119,381,850 yen

(2)	Matters regarding the allotment of dividend assets to shareholders

The Company will distribute a dividend of 450 yen per share, a total amount of 119,381,850 yen, to shareholders recorded on the shareholders list as of December 31, 2024.

(3)	Effective date of distribution of surplus

March 31, 2025

Proposal 3: Partial Amendment to the Articles of Incorporation

1.	Reason for Proposal

The fiscal year of the Company currently spans from January 1 to December 31 each year. However, in anticipation of the share exchange with CUMICA CORPORATION taking effect on June 1, 2025, the Company aims to improve group operational efficiency. As part of this, the Company proposes to amend Article 42 (Business Year) of the current Articles of Incorporation to establish the fiscal year as running from June 1 to May 31 of the following year. Additionally, Article 14 (Record Date of Annual Shareholders Meeting) will be deleted, as it will no longer be needed after the share exchange, and necessary amendments will be made to Articles 43 (Record Date for Distribution of Surplus) and 44 (Interim Dividends) due to the change in the fiscal year. A new Supplementary Provision will also be added as a transitional measure.
Furthermore, a reordering of articles, including the changes mentioned above, will be carried out.

2.	Details of the Changes

The proposed changes are as follows:

(The underlined sections indicate the changes.)

Current Articles of Incorporation	Proposed Amendment
Articles 1-8 <Text omitted>	Articles 1-8 <As present>

Article 9 <Already deleted>

Articles 10-13 <Text omitted>	Articles 9-12 <As present>

(Record Date of Annual Shareholders Meeting) Article 14 The record date for voting rights at the Annual General Meeting of Shareholders of the Company shall be December 31 of each year.	<Delete>

Articles 15-41 <Text omitted>	Articles 13-39 <As present>

(Business Year) Article 42 The business year of the Company shall be one year from January 1 to December 31 of each year.	(Business Year) Article 40 The business year of the Company shall be one year from June 1 to May 31 of the following year.

(Record Date for Distribution of Surplus) Article 43 The record date for year-end dividends of the Company shall be December 31 of each year.	(Record Date for Distribution of Surplus) Article 41 The record date for year-end dividends of the Company shall be May 31 of each year.

(Interim Dividends)

Article 44

By a resolution of the Board of Directors, the Company shall pay dividends of surplus prescribed in Article 454, Paragraph 5 of the Companies Act (hereinafter referred to as the “Interim Dividend”) to shareholders, etc. who are entered or recorded in the final shareholder register as of June 30 of each year.

(Interim Dividends)

Article 42

By a resolution of the Board of Directors, the Company shall pay dividends of surplus prescribed in Article 454, Paragraph 5 of the Companies Act (hereinafter referred to as the “Interim Dividend”) to shareholders, etc. who are entered or recorded in the final shareholder register as of November 30 of each year.

Articles 45 <Text omitted>	Articles 43 <As present>

<New Provision> <New Provision>

(Supplementary Provision)

(Transitional Measures Concerning the First Business Year after the Change in Business Year)

Article 1. Notwithstanding Article 40 (Business Year), the 17th fiscal year shall be five months, running from January 1, 2025, to May 31, 2025. This supplementary provision will be deleted after the conclusion of the 17th fiscal year’s annual general meeting.

<New Provision>

(Transitional Measures Concerning the Term of Office of Directors due to the Change in Business Year)

Article 2. Notwithstanding Article 20 (Term of Office of Directors), the term of office for directors appointed at the 16th annual general meeting, held on March 31, 2025, shall end at the conclusion of the annual general meeting for the 17th fiscal year, which will be held by May 31, 2025. This supplementary provision will be deleted after the conclusion of the annual general meeting for the 17th fiscal year.

<New Provision>

(Transitional Measures Concerning the Record Date for Dividend Distribution due to the Change in Business Year)

Article 3. Notwithstanding Article 41 (Record Date for Distribution of Surplus), the record date for the final dividend for the 17th fiscal year shall be June 1, 2025. This supplementary provision will be deleted after the conclusion of the annual general meeting for the 17th fiscal year.

Proposal 4: Election of Seven (7) Directors

The term of office of each of the nine (9) current Directors is due to expire at the close of this General Meeting of Shareholders. It is proposed that the following seven (7) Directors be elected. The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Resume, current position, responsibilities and significant concurrent positions	The Company’s shares owned
1	Hiroyuki Sugimoto (June 25, 1977) Reappointment

1997 Toko Mansion Center Corporation

2001 Founded S-Grant Corporation (became president of the company)

2017 Chairman of the Board of the Company

2022 Representative Director, Chairman of the Board, Group Executive Officer (CEO) of the Company (to present)

2022 Director of SYLA Co., Ltd. (to present)

2022 Director of SYLA Solar Co., Ltd (to present)

2022 Director of SYLA Biotech Co., Ltd. (to present)

139,278 shares

2	Yoshiyuki Yuto (June 7, 1976) Reappointment

2001 Nisshin Real Estate Co.

2004 S-Grant Corporation

2010 Founded the Company and SYLA Co., Ltd.

2022 Representative Director, Group Executive Officer (COO) of the Company (to present)

2022 Representative Director, CEO of SYLA Co., Ltd. (to present)

26,637 shares

3	Takeshi Fuchiwaki (November 5, 1985) Reappointment

M.S. in Supply Chain Management, Pennsylvania State University

2009 PricewaterhouseCoopers K.K.

2010 GE Healthcare Japan Corporation

2012 GE Healthcare Singapore Pte Ltd.

2016 GE Healthcare Japan Corporation

2022 Group Executive Officer (CGO) of SYLA Technologies Co., Ltd. (to present)

2022 Representative Director of SYLA Solar Co., Ltd. (to present)

2023 Director, Group Executive Officer (CGO) (to present)

0 shares

Candidate No.	Name (Date of birth)	Resume, current position, responsibilities and significant concurrent positions	The Company’s shares owned
4	Takahide Watanabe (December 27, 1981) Reappointment

2008 S-Grant Corporation

2009 NEC Soft, Ltd.

2011 Nikkiso Co.

2017 Director of the Company

2024 Director, Head of Administration Division of CUMICA CORPORATION

2024 Managing Director, Head of Administration Division of CUMICA CORPORATION

2024 Senior Managing Director, Head of Administration Division of CUMICA CORPORATION

2024 Representative Director and Vice President of CUMICA CORPORATION (to present)

2025 Director of the Company (to present)

40 shares

5	Tomoyoshi Uranishi (February 16, 1951) Reappointment

1974 Ministry of Finance

1997 Minister at the British Embassy in Japan

2000 Financial Supervisory Agency (FSA), Counselor (Equivalent to Deputy Director-General, in charge of Supervisory Bureau)

2001 Director General of Yokohama Customs

2002 Deputy Director General, Customs and Tariff Bureau

2003 Executive Officer, Director and Managing Executive Officer, Tokyo Stock Exchange

2013 Director and Senior Managing Executive Officer, BICCAMERA INC.

2019 Advisor to the Company

2020 Outside Director of the Company (to present)

0 shares

6	Yozo Tachibana (January 10, 1971) Reappointment

1994 SALOMON BROTHERS SECURITIES INC.

1999 Goldman Sachs Japan Co., Ltd.

2010 Merrill Lynch Japan Securities Co., Ltd.

2012 President and Representative Director of Rakuten Baseball, Inc.

2015 Vice Chairman and Representative Director of Crimson Football Club Inc. (Currently Rakuten Vissel Kobe Inc.)

2017 President and Representative Director of Rakuten Vissel Kobe, Inc.

2020 Chairman of Taiwan Rakuten Monkeys

2022 President and Representative Director of PROSPER Inc. (to present)

2022 President and Representative Director of Shiogama Port Co., Ltd. (to present)

2023 Outside Director of the Company (to present)

2,700 shares

Candidate No.	Name (Date of birth)	Resume, current position, responsibilities and significant concurrent positions	The Company’s shares owned
7	Keiji Torii (July 25, 1947) Reappointment

1971 The Dai-Ichi Bank, Ltd.

2000 Managing Director, Dai-Ichi Kangyo Bank, Ltd.

2004 Representative Director and Executive Vice President, Mizuho Financial Group, Inc.

2005 Representative Director and Executive Vice President, Mizuho Information & Research Institute, Inc.

2009 External Corporate Auditor, ITOCHU Corporation

2015 Advisor, SYLA Co., Ltd.

2018 Corporate Auditor of the Company

2020 Corporate Auditor of SYLA Co., Ltd. (to present)

2022 Outside Corporate Auditor of the Company

2023 Outside Director of the Company (to present)

150 shares

(Notes)

1.	There is no special interest between the candidate and the Company.

2.	Mr. Takahide Watanabe is scheduled to continue his duties as the Vice President (to become the Managing Director after June 1, 2025) of CUMICA CORPORATION. He is not currently scheduled to assume any specific business division roles, such as Executive Officer or Division Head, at the Company.

3.	Mr. Takahide Watanabe will not participate in discussions or resolutions at the Company’s board meetings related to matters where there is a conflict of interest between the Company and CUMICA CORPORATION.

4.	Mr. Tomoyoshi Uranishi, Mr. Yozo Tachibana, and Mr. Keiji Torii are candidates for outside directors.

5.	Mr. Tomoyoshi Uranishi is nominated as a candidate for outside director based on his expertise in the fields of finance and accounting and is expected to contribute to the management of the Group.

6.	Mr. Yozo Tachibana is nominated as a candidate for outside director based on his long years of experience and broad insight as a corporate manager and is expected to contribute to the management of the Group.

7.	Mr. Keiji Torii is nominated as a candidate for outside director based on his long years of experience and broad insight in financial institutions and is expected to contribute to the management of the Group.

8.	Mr. Tomoyoshi Uranishi, Mr. Yozo Tachibana, and Mr. Keiji Torii are currently outside directors of the Company. Mr. Tomoyoshi Uranishi will have served as outside director for the Company for 4 years and 11 months, Mr. Yozo Tachibana and Mr. Keiji Torii for 1 year and 8 months as of the close of this General Meeting of Shareholders.

9.	Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company has entered into agreements with the outside directors to limit their liability for damages as provided in Article 423, Paragraph 1 of the said Act, and the maximum amount of liability under each agreement is the minimum liability amount stipulated by law and regulations. If the election of Mr. Tomoyoshi Uranishi, Mr. Yozo Tachibana, and Mr. Keiji Torii is approved, the Company will continue the above liability limitation agreements with them.

10.	The Company has entered into a directors’ and officers’ liability insurance policy with insurance companies in Japan and the U.S., as stipulated in Article 430-3, Paragraph 1 of the Companies Act, which provide that the insured shall be covered for damages arising from business conduct as a corporate officer of the Company up to a maximum of 1 billion yen for the Japanese insurance company and 5 million USD for the U.S. insurance company. If each candidate is elected and assumes office as a director, he/she will be included as an insured under the policy. Since the Company will be delisted as of May 29, 2025, the insurance contract is scheduled to be terminated at the end of May 2025.

11.	The number of shares held by Hiroyuki Sugimoto includes the number of shares held by his asset management companies.

Business Report for the 16th Fiscal Year

From January 1, 2024, to December 31, 2024

SYLA Technologies Co., Ltd.

1.	Current Situations of the Company

(1)	Progress and results of the business

During the applicable fiscal year, the Japanese economy showed a gradual recovery driven by improvements in employment and income conditions, as well as an increase in inbound demand. However, uncertainties remain due to prolonged geopolitical instability, rising prices, and soaring costs of raw materials and energy. Additionally, the prolonged depreciation of the yen has kept the cost of maintaining a U.S. listing at a high level, contributing to a continued challenging business environment.

Amid these conditions, the Company has pursued sustainable growth by entering into a capital and business alliance agreement with CUMICA CORPORATION in January 2024. This partnership has further strengthened the Company’s foundation as a comprehensive real estate enterprise across its entire group of invested companies, including key subsidiaries, while enhancing shared service functions in management operations. Furthermore, both building sales and rental income in the real estate segment have remained strong.

As a result, the Company achieved increased revenues and income for the applicable fiscal year, recording revenues of ¥2,698,059 thousand (a 55.3% increase year-on-year), operating income of ¥206,102 thousand (compared to an operating loss of ¥1,055,562 thousand in the previous year), ordinary income of ¥770,529 thousand (compared to an ordinary loss of ¥1,065,558 thousand in the previous year), and net income of ¥660,037 thousand (compared to a net loss of ¥697,519 thousand in the previous year).

(2)	Capital investment

A total of 1,361,991 thousand yen was invested in fixed assets during the applicable fiscal year. The main component of this was an investment of 1,357,311 thousand yen in real estate for rent related to the real estate business.

(3)	Fundraising

In the applicable fiscal year, the Company raised 2,645,795 thousand yen in loans from financial institutions and repaid 2,795,989 thousand yen.

(4)	Issues to be addressed

(i)	Strengthening the group’s management system

While group management requires rapid decision-making and integrated management, there is a need to establish an effective governance structure across group companies. To this end, we believe it is essential to delegate authority to each subsidiary and business unit and optimize control by the parent company. In particular, in delegating authority, it is important to ensure a certain degree of control by the parent company by exercising the authority to determine personnel and remuneration for executive officers and heads of business divisions, etc., as well as ex post facto supervision. The Company will actively work toward the creation of new corporate value through group management.

(ii)	Reinforcement of information management system

Since the Company handles a great deal of customer and personal information in relation to its services, we believe it is important to strengthen our information management system. We will further strengthen the system through implementation of the Personal Information Protection Policy, development of internal rules and regulations including prevention of insider trading, and implementation of internal training programs.

(iii)	Strengthening risk management and compliance systems

The Company will work to strengthen its risk management and compliance systems by ensuring the effectiveness of the Compliance Committee, as well as cooperating with the Board of Directors and the Board of Corporate Auditors.

(iv)	Strengthening the organizational structure

To enable further growth of the Company, we believe it is essential to introduce appropriate systems, establish a proper operational structure, and secure excellent human resources. To address this issue, we will strive to secure and develop optimal human resources by expanding personnel education and training programs and strengthening recruitment activities.

(5)	Changes in assets and profit and loss

Classification	13th FY (FY2021/12)	14th FY (FY2022/12)	15th FY (FY2023/12)	16th FY (FY2024/12)
Revenues (thousand yen)	524,881	1,429,285	1,737,481	2,698,059
Operating income (loss) (thousand yen)	19,328	23,425	(1,055,563)	206,102
Ordinary income (loss) (thousand yen)	12,158	94,414	(1,065,559)	770,529
Net income (loss) (thousand yen)	80,425	28,335	(697,519)	660,037
Net income (loss) per share (yen)	348.08	118.56	(2,748.55)	2,510.15
Total assets (thousand yen)	8,972,512	10,736,725	13,090,631	13,468,307
Equity (thousand yen)	5,891,022	5,819,807	7,417,008	7,878,327
Equity per share (yen)	21,692.08	21,414.43	24,057.57	26,195.02

(Note 1) Due to the discovery of an error related to the recognition of stock option expense in prior years, the figures for the 13th Fiscal Years have been restated to reflect the correction of the error.

(Note 2) “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020) and other standards were applied from the beginning of the 14th Fiscal Year.

(6)	Principal parent company and subsidiaries
	(i)	Parent company
Not applicable.
	(ii)	Significant subsidiaries

Company name	Capital stock (thousand yen)	The Company’s voting rights ratio	Principal businesses
SYLA Co., Ltd.	446,522	96.96%	Real estate development, sale, management, leasing, real estate crowdfunding
SYLA Solar Co., Ltd.	46,000	100%	Design, construction, and sale of solar power generation system

(Note 1) The status of specified subsidiaries as of the end of the applicable fiscal year is as follows.

Name of specified subsidiary	SYLA Co., Ltd.
Address of specified subsidiary	Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo

Book value of shares of specified subsidiary in the Company and its subsidiaries	3,271,653 thousand yen

Total assets of the Company	13,468,307 thousand yen

(7)	Principal businesses (as of December 31, 2024)

Business segment	Business description
Group management business	In order to increase the value of invested companies, the Company fully backs up their growth with its abundant expertise in the real estate business cultivated in the past, such as the establishment of sales structures and human resource training to the introduction of financial institutions.

Real estate business	The Company carefully selects properties to purchase based on strict purchase criteria in order to secure stable rental income and to make them a mainstay of its earnings. In addition, by specializing in properties with small rent area, the Company conducts rental management to reduce vacancy risk.

(8)	Principal office (as of December 31, 2024)

Head Office: Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo

(9)	Employees (as of December 31, 2024)

Number of Employees	Change from the end of the Previous FY	Average Age	Average years of service
27 persons	0	37.7 years old	1.2 years

(10)	Principal lenders and amounts borrowed (as of December 31, 2024)

Lender	Amount borrowed
Hana Credit Union	1,642,240 thousand yen
The Chiba Bank, Ltd.	868,200 thousand yen
Daitokyo Credit Union	563,706 thousand yen
Shinhan Bank Japan	496,512 thousand yen
The Kagawa Bank, Ltd.	434,000 thousand yen

(11)	Other important matters concerning the current status of the Company

Not applicable.

2.	Matters Related to Shares of the Company (as of December 31, 2024)

(1)	Total number of authorized shares

900,000 shares

(2)	Total number of shares issued

266,543 shares

(3)	Number of shareholders

56 persons

(4)	Major shareholders (Top 10)

Shareholder name	Number of shares held (shares)	Shareholding ratio (%)
SY Co., Ltd.	113,620	42.83
THE BANK OF NEW YORK MELON AS DEPOSITARY BANK FOR DR HOLDERS	46,220	17.42
Yoshiyuki Yuto	26,637	10.04
Hiroyuki Sugimoto	25,658	9.67
VECTOR INC.	6,400	2.41
Li Tianqi	5,389	2.03
ONODERA GROUP Co., Ltd.	4,700	1.77
Koichi Ito	4,600	1.73
River Field K.K.	3,880	1.46

(Note) Shareholding ratio is calculated excluding treasury stock (1,250 shares).

(5)	Other important matters concerning shares

Not applicable.

3.	Matters Related to Stock Acquisition Rights, etc. of the Company (as of December 31, 2024)

(1)	Stock acquisition rights issued to the Company’s directors and corporate auditors as compensation for the execution of their duties

Name	1st stock acquisition rights	4th stock acquisition rights	5th stock acquisition rights
Number of people
Directors (excl. outside directors)	2 persons	1 person	2 persons
Outside directors	-	-	-
Auditors	-	-	-
Number of stock acquisition rights	132	2	270
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock 13,200 shares	Common stock 200 shares	Common stock 27,000 shares
Amount to be paid in for stock acquisition rights	0	0	0
Amount of assets to be contributed upon exercise of stock acquisition rights	8,000 yen	11,600 yen	8,000 yen
Exercise period of stock acquisition rights	From May 24, 2016, to April 30, 2027	From June 7, 2019, to May 31, 2027	From October 1, 2017, to April 30, 2027
Conditions for exercise of stock acquisition rights	*	*	*

Name	6th stock acquisition rights	7th stock acquisition rights
Number of people
Directors (excl. outside directors)	1 person	3 persons
Outside directors	-	2 persons
Auditors	-	-
Number of stock acquisition rights	10	550
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock 10 shares	Common stock 550 shares
Amount to be paid in for stock acquisition rights	0	0
Amount of assets to be contributed upon exercise of stock acquisition rights	33,320 yen	45,140 yen
Exercise period of stock acquisition rights	From March 26, 2020, to February 28, 2028	From June 7, 2019, to July 31, 2030
Conditions for exercise of stock acquisition rights	*	*

* To be in the position of director, executive officer or employee of the Company or its subsidiaries or affiliates at the time of exercising the rights.

(2)	Stock acquisition rights issued during the applicable fiscal year to employees, etc. as compensation for the execution of their duties

Not applicable.

(3)	Other important matters related to stock acquisition rights, etc.

In addition to those listed in (1) and (2), the following stock acquisition rights issued by the Company existed as of December 31, 2024.

Name	8th stock acquisition rights	9th stock acquisition rights	10th stock acquisition rights
Number of stock acquisition rights	50	3,211	1,312
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock 50 shares	Common stock 3,211 shares	Common stock 1,312 shares
Amount to be paid in for stock acquisition rights	0	0	0
Amount of assets to be contributed upon exercise of stock acquisition rights	48,060 yen	0.01 USD	10 USD
Exercise period of stock acquisition rights	From July 9, 2023, to July 31, 2031	From March 31, 2023, to March 31, 2033	From April 20, 2023, to March 31, 2028

4.	Matters Related to the Company Officers

(1)	Directors and Corporate Auditors (as of December 31, 2024)

Title	Name	Responsibilities and important concurrent positions
Representative Director, CEO	Hiroyuki Sugimoto	Director, SYLA Co., Ltd. Director, SYLA Solar Co., Ltd.

Representative Director, COO	Yoshiyuki Yuto	Representative Director and CEO, SYLA Co., Ltd.

Director, CGO	Takeshi Fuchiwaki	Representative Director, SYLA Solar Co., Ltd.

Director	Tomoyoshi Uranishi	Director and Audit Member, CUMICA CORPORATION

Director	Ferdinand Groenewald	Independent Director and Audit Committee Chair, HeartCore Enterprises, Inc.

Director	Stuart Gibson	CEO, ESR LTD. And Co-Founder and Co-CEO of ESR Group Limited Director, ESR REIT Management Ltd.

Director	Keiji Torii	Auditor, SYLA Co., Ltd. Chairman of the Board, 3D Shareholder Services K.K.

Director	Yozo Tachibana	President and Representative Director, PROSPER Inc. President and Representative Director, Shiogama Port Co., Ltd.

Full-time Corporate Auditor	Ikuo Yoshida	Auditor, SYLA Co., Ltd. Auditor, SYLA Solar Co., Ltd.

Auditor	Yoshihide Sugimoto

Auditor, SYLA Co., Ltd.

Auditor, SYLA Solar Co., Ltd.

Representative Attorney, Anshin Partners Law Office

Outside Director, Brangista Inc.

Outside Director, NATTY SWANKY holdings Co., Ltd.

Outside Director, Avex, Inc. (Audit Member)

Outside Corporate Auditor, Ai Robotics Inc.

Outside Corporate Auditor, GROWTH POWER Inc.

Auditor	Keiko Yokoyama	Representative of Keiko Yokoyama Certified Public Accountant Office Outside Auditor, nobitel inc. Outside Director, Karadanote Inc. (Audit Member) Non-Executive Auditor, Syuppin Co.,Ltd.

(Note 1) Mr. Tomoyoshi Uranishi, Mr. Ferdinand Groenewald, Mr. Stuart Gibson, Mr. Keiji Torii and Mr. Yozo Tachibana are outside directors as defined in Article 2, Item 15 of the Companies Act of Japan.

(Note 2) Mr. Ikuo Yoshida, Mr. Yoshihide Sugimoto and Ms. Keiko Yokoyama are outside auditors as defined in Article 2, Item 16 of the Companies Act of Japan.

(Note 3) Mr. Yoshihide Sugimoto, Corporate Auditor, is a licensed attorney and has considerable legal expertise.

(Note 4) Ms. Keiko Yokoyama, Corporate Auditor, is a certified public accountant and has considerable knowledge of accounting, finance and taxation matters.

(2)	Outline of the contents of the liability limitation agreement

Pursuant to Article 427, Paragraph 1 of the Companies Act, the Articles of Incorporation of the Company stipulate that it may enter into agreements limiting liability for damages under Article 423, Paragraph 1 of the Companies Act. The Company has entered into liability limitation agreement with outside directors and outside auditors.

The maximum amount of liability for damages under such agreements is the minimum liability amount stipulated in Article 425, Paragraph 1 of the Companies Act, provided that outside directors and outside corporate auditors perform their duties in good faith and without gross negligence.

(3)	Remuneration of directors and corporate auditors

(i)	Policy on determination of details of remuneration of directors

The Company has established a policy regarding the determination of the amount of remuneration, etc., or its calculation method for the Company’s directors and corporate auditors, which consists of base remuneration and bonuses. Based on the said policy, the maximum total amount of remuneration for directors and corporate auditors is set by a resolution of the General Meeting of Shareholders, and payment is made within this range. Basic remuneration is determined as compensation for the director’s performance of his/her duties, in accordance with the position and contribution in the role, as well as industry standards and the Company’s business performance, and other factors. The Company has not adopted a performance-linked compensation system for directors’ remuneration. The amount of remuneration quota for directors was decided at the General Meeting of Shareholders on March 31, 2022, and that for corporate auditors was decided at the General Meeting of Shareholders on March 31, 2021.

(ii)	Matters related to delegation of authority to determine the content of individual Director’s remuneration, etc.

Within the amount resolved at the General Meeting of Shareholders, the amount of basic remuneration for each director was determined at the Board of Directors meeting held on December 15, 2023.

(iii)	Total amount of remuneration of Directors and Corporate Auditors for the applicable fiscal year

	Total remuneration	Total remuneration by type (thousand yen)			Number of persons
Classification	(thousand yen)	Basic	Performance linked	Non- monetary	paid
Director	264,186	264,186	-	-	9
(Outside directors)	(14,850)	(14,850)	-	-	(5)
Outside Corporate Auditor	12,060	12,060	-	-	4

(Note 1) The maximum amount of remuneration for Directors was resolved at the Ordinary General Meeting of Shareholders held on March 31, 2022 to be maximum 300 million yen per year. As of the close of the said General Meeting of Shareholders, the number of directors was 9 (including 5 outside directors). One outside director is paid remuneration in US dollars. The total amount of remuneration is $30,000, and the base compensation is $30,000.

(Note 2) The Ordinary General Meeting of Shareholders held on March 31, 2021 resolved that the remuneration for corporate auditors to be maximum 20 million yen per year. The number of corporate auditors as of the close of the said General Meeting of Shareholders was 3.

(4)	Matters concerning outside directors and outside corporate auditors

(i)	Significant concurrent positions at other companies and relationship between the Company and such other companies

-	Mr. Ferdinand Groenewald, Outside Director, is an Independent Director and Audit Committee Chair of HeartCore Enterprises, Inc. There is no special relationship between the Company and the company for which he concurrently serves.

-	Mr. Stuart Gibson, Outside Director, is CEO of ESR LTD. and Co-Founder and Co-CEO of ESR Group Limited, as well as Director of ESR REIT Management Ltd. There is no special relationship between the Company and the companies for which he concurrently serves.

-	Mr. Yozo Tachibana, Outside Director, is President and Representative Director of PROSPER Inc., as well as President and Representative Director of Shiogama Port Co., Ltd. There is no special relationship between the Company and the companies for which he concurrently serves.

-	Mr. Keiji Torii, Outside Director, currently serves as an auditor of the Company’s subsidiary, SYLA Co., Ltd.

-	Mr. Ikuo Yoshida, Outside Auditor, currently serves as an auditor of the Company’s subsidiary, SYLA Co., Ltd.

-	Mr. Yoshihide Sugimoto, Outside Corporate Auditor, is a Representative Attorney at Anshin Partners Law Office, Outside Director of Brangista Inc., Outside Director of NATTY SWANKY holdings Co., Ltd., Outside Director of Avex, Inc., Outside Corporate Auditor of Ai Robotics Inc., and Outside Corporate Auditor of GROWTH POWER Inc. There is no special relationship between the Company and the companies for which he concurrently serves.

-	Ms. Keiko Yokoyama, Outside Auditor, is a Representative of Keiko Yokoyama Certified Public Accountant Office, an Outside Auditor of nobitel inc., an Outside Director of Karadanote Inc, and a Non-Executive Auditor of Syuppin Co.,Ltd. There is no special relationship between the Company and the companies for which she concurrently serves.

(ii)	Activities during the applicable fiscal year

Classification and name	Summary of activities and duties performed with respect to the role expected of an outside director
Outside Director Tomoyoshi Uranishi	Attended 23 out of 23 meetings of the Board of Directors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Director Ferdinand Groenewald	Attended 21 out of 23 meetings of the Board of Directors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Director Stuart Gibson	Attended 17 out of 23 meetings of the Board of Directors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Director Yozo Tachibana	Attended 21 out of 23 meetings of the Board of Directors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Director Keiji Torii	Attended 23 out of 23 meetings of the Board of Directors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Full-time Outside Corporate Auditor Ikuo Yoshida	Attended 23 out of 23 meetings of the Board of Directors and 13 out of 13 meetings of the Board of Corporate Auditors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Corporate Auditor Yoshihide Sugimoto	Attended 23 out of 23 meetings of the Board of Directors and 13 out of 13 meetings of the Board of Corporate Auditors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Outside Corporate Auditor Keiko Yokoyama	Attended 23 out of 23 meetings of the Board of Directors and 13 out of 13 meetings of the Board of Corporate Auditors held during the applicable fiscal year and made necessary remarks regarding the agenda and deliberations.

Financial Statements for the 16th Fiscal Year

From January 1, 2024, to December 31, 2024

SYLA Technologies Co., Ltd.

Balance Sheet

As of December 31, 2024

SYLA Technologies Co., Ltd.	(Unit: thousand yen)

Account	Amount	Account	Amount
ASSETS		LIABILITIES
Current assets	1,560,290	Current liabilities	968,502
Cash and deposits	251,151	Accounts payable-trade	3,941
Accounts receivable-trade	3,533	Short-term borrowings	577,633
Real Estate for Sale	856,995	Accounts payable-other	153,262
Advance payments	26,298	Accrued expenses	44,924
Others	427,861	Others	188,740
Allowance for doubtful accounts	(5,551)
		Non-current liabilities	4,621,477
Non-current assets	11,908,017	Long-term borrowings	4,550,850
Property, plant and equipment	3,829,845	Others	70,626
Buildings	1,181,700
Tools, furniture and fixtures	13,997	TOTAL LIABILITIES	5,589,980
Land	2,626,005	EQUITY
Others	8,142	Shareholders’ equity	6,960,124
		Share capital	100,000
Investments and other assets	8,078,171	Capital surplus	6,373,613
Investment securities	235,027	Legal capital surplus	2,007,524
Shares of subsidiaries and associates	7,210,265	Other capital surplus	4,366,088
Investments in capital	49,601	Retained earnings	560,223
Long-term loans receivable	3,087	Other retained earnings	560,223
Long-term loans receivable to subsidiaries and associates	130,000	Retained earnings brought forward	560,223
Long-term prepaid expenses	22,595	Treasury shares	(73,712)
Deferred tax assets	410,352	Valuation and translation adjustments	(10,768)
Others	17,240	Valuation difference on available-for-sale securities	(10,768)
		Stock acquisition rights	928,971
		TOTAL EQUTY	7,878,327
TOTAL ASSETS	13,468,307	TOTAL LIABILITIES AND EQUITY	13,468,307

Income Statement

From January 1, 2024, to December 31, 2024

SYLA Technologies Co., Ltd.	(Unit: thousand yen)

Account	Amount
Revenues		2,698,059
Cost of goods sold		1,131,424
Gross profit		1,566,634
Selling, general and administrative expenses		1,360,532
Operating income		206,102
Non-operating income
Interest income	11,470
Dividend income	622,460
Gain on sale of investment securities	96,571
Foreign exchange gains	26,451
Others	16,685	773,639
Non-operating expenses
Interest expenses	123,937
Commission expenses	36,442
Others	48,832	209,212
Ordinary loss		770,529
Extraordinary income
Insurance cancellation refund	71,829
Penalty income	21,440
Others	3,155	96,424
Extraordinary loss
Others	1,562	1,562
Net income before taxes		865,391
Corporate, inhabitant, and enterprise taxes	950
Income taxes adjustment	204,403	205,353
Net income		660,037

Statement of Shareholders’ Equity

From January 1, 2024, to December 31, 2024

SYLA Technologies Co., Ltd.	(Unit: thousand yen)

	Shareholders’ Equity
		Capital Surplus			Retained Earnings
					Other Retained Earnings
	Capital Stock	Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Retained Earnings Brought Forward	Total Retained Earnings	Treasury Shares	Total Shareholders’ Equity
Balance at the beginning of the FY	100,000	1,955,132	4,386,860	6,341,993	(99,813)	(99,813)	(73,712)	6,268,466
Changes of items during the FY
Issuance of new shares – exercise of share acquisition rights	52,392	52,392		52,392		-		104,785
Dividends of surplus			(73,164)	(73,164)		-		(73,164)
Net income				-	660,037	660,037		660,037
Capital reduction	(52,392)		52,392	52,392		-		0
Net changes of items other than shareholders’ equity				-		-		-
Total changes of items during the FY	-	52,392	(20,772)	31,620	660,037	660,037	-	691,658
Balance at the end of the FY	100,000	2,007,524	4,366,088	6,373,613	560,223	560,223	(73,712)	6,960,124

	Valuation and Translation Adjustments
	Valuation Difference on Available-for-sale Securities	Total Valuation and Translation Adjustments	Share Acquisition Rights	Total Net Assets
Balance at the beginning of the FY	(22,134)	(22,134)	997,754	7,244,086
Changes of items during the FY
Issuance of new shares – exercise of share acquisition rights		—		104,785
Dividends of surplus		—		(73,164)
Net income		—		660,037
Capital reduction		—		—
Net changes of items other than shareholders’ equity	11,366	11,366	(68,783)	(57,417)
Total changes of items during the FY	11,366	11,366	(68,783)	634,240
Balance at the end of the FY	(10,768)	(10,768)	928,971	7,878,327

Notes to the Non-Consolidated Financial Statements

1.	Notes to Matters Related to Significant Accounting Policies

(1)	Valuation standards and methods for securities

(i)	Shares of affiliates

Costs of securities are determined using the moving-average method.

(ii)	Available-for-sale securities

●	Other than securities that do not have market prices

Market value method is used. (valuation difference is reported as a component of shareholders’ equity; cost of sales is determined by the moving-average method)

●	Stocks with no market price

Stated at cost determined by the moving-average method.

(2)	Depreciation and amortization methods for fixed assets

(i)	Property, plant and equipment

The declining-balance method is used. However, for buildings and facilities attached to buildings acquired on or after April 1, 2016, the straight-line method is used.

Building	8 – 47 years
Tools,furniture and fixtures	4 – 10 years

(ii)	Intangible fixed assets

The straight-line method is used. Software for internal use is amortized over an estimated useful life of 5 years.

(3)	Accounting for allowances

●	Allowance for doubtful accounts

To provide for losses due to bad debt, such as trade receivables and loans receivables, an allowance for doubtful accounts is provided for the estimated uncollectible amount based on the historical percentage of bad debt loss for general claims and on an individual assessment of collectability for specific doubtful claims.

●	Allowance for bonuses

To provide for the payment of bonuses to employees, an allowance is provided based on the estimated amount of payment.

(4)	Recording of revenues and expenses

The major performance services arising from the Company’s contracts with its customers and the revenue recognition timing is as follows.

(i)	Group company business management

Group company business management aims to enhance the value of the companies in which the Company has invested. The Company provides comprehensive supports for the growth of group companies, leveraging the Company’s abundant expertise in the real estate business cultivated through its experience, spanning from the establishment of sales and management guidance systems and personnel training to collaboration with financial institutions. In the management guidance of group companies, the performance obligation is to provide contracted services to group companies in accordance with the contents of the contract, and the Company’s performance obligation is fulfilled when the services are performed, at which point the revenue and expenses are recognized.

(ii)	Real estate business

Real estate sales

In the real estate sales business, the Company acquires and holds rental properties that have been carefully selected based on strict purchase criteria and sells them to customers after their market value has increased. The company is obligated to deliver the property based on the real estate purchase and sale agreement with the customer. The performance obligation is satisfied at the time the property is delivered, and revenue is recognized at the time of delivery.

(5)	Other important matters that form the basis for the preparation of financial statements

Accounting method for consumption taxes

Non-deductible consumption taxes related to fixed assets are recorded as “long-term prepaid expenses” under investments and other assets (amortized over 5 years), while others are expensed in the year incurred.

2.	Notes to Changes in Accounting Policies

Not applicable.

3.	Notes to Balance Sheet

(1)	Assets pledged as collateral and liabilities related to collateral

(i)	Assets pledged as collateral

Time deposit	10,500 thousand yen
Real estate for sale	856,995 thousand yen
Buildings	1,151,872 thousand yen
Land	2,597,924 thousand yen
Shares of affiliates	2,527,532 thousand yen
Total	7,144,826 thousand yen

(ii)	Liabilities related to collateral

Short-term borrowings	100,000 thousand yen
Long-term borrowings (including those due within one year) 4,645,426 thousand yen

(2)	Financial covenants

Of the short-term borrowings, 22,470 thousand yen (under the loan agreement dated July 4, 2024) is subject to the following financial covenants:

(i) Maintain the amount of net assets on both the consolidated and non-consolidated balance sheets as of the end of each fiscal year at no less than 75% of the amount recorded as net assets at the end of the previous fiscal year.

(ii) Ensure that the total book value of real estate assets recorded in the consolidated financial statements at the end of the first half-year and fiscal year exceeds the total amount of borrowings, as funds for the Group’s real estate business.

(3)	Accumulated depreciation of property, plant and equipment

184,163 thousand yen

(4)	Guaranteed liabilities

The Company guarantees the borrowing obligations of other companies from financial institutions, etc.

SYLA Co., Ltd.	983,514 thousand yen
SYLA Solar Co., Ltd.	189,277 thousand yen
Total	1,172,791 thousand yen

(5)	Receivables from and payables to affiliates

Short-term receivables	315,735 thousand yen
Long-term receivables	130,180 thousand yen
Short-term payables	10,852 thousand yen

4.	Notes to Income Statement

Transactions with affiliates

Transactions from operating activities
Revenues	1,920,200 thousand yen
Purchases	78,516 thousand yen
Selling, general and administrative expenses	25,951 thousand yen
Transactions from Non-Operating Activities	633,135 thousand yen

5.	Notes to Statement of Shareholders’ Equity

(1)	Class and number of shares issued and outstanding at the end of the applicable fiscal year

Common stock	266,543 shares

(2)	Class and number of treasury stock as of the end of the applicable fiscal year

Common stock	1,250 shares

(3)	Matters related to distribution of surplus

(i) Dividends payment

Resolution	Type of shares	Source of dividends	Total amount of dividends (thousand yen)	Dividend per share (yen)
March 31, 2024 Ordinary General Meeting of Shareholders	Common stock	Capital surplus	46,735	180
August 16, 2024 Board of Directors Meeting	Common stock	Capital surplus	26,429	100

(ii) Dividends with a record date during the applicable fiscal year and an effective date in the following fiscal year

Resolution	Type of shares	Source of dividends	Total amount of dividends (thousand yen)	Dividend per share (yen)
March 28, 2025 Ordinary General Meeting of Shareholders	Common stock	Retained earnings	119,381	450

(4)	Class and number of shares covered by stock acquisition rights (excluding those for which the first day of the exercise period has not arrived) as of the end of the applicable fiscal year

Common stock	47,498 shares

6.	Notes to Tax Effects

Breakdown of deferred tax assets by major cause

Deferred tax assets
Loss carried forward	89,394 thousand yen
Stock acquisition rights	248,375 thousand yen
Compensations	30,664 thousand yen
Others	41,918 thousand yen
Total deferred tax assets	410,352 thousand yen

7.	Notes to Rental and Other Real Estate

(1)	Matters related to status of rental and other real estate

The Company owns office buildings (including land) for lease in Tokyo and other areas.

(2)	Matters related to fair value of real estate for rent, etc.

(Unit: thousand yen)
Carrying amount on the balance sheet (thousand yen)	Market value (thousand yen)
3,349,460	3,390,052

(Note 1) The amount shown on the balance sheet is the acquisition cost less accumulated depreciation.

(Note 2) The fair value at the end of the applicable fiscal year is mainly the amount calculated in-house based on the “Real Estate Appraisal Standards” (including those adjusted using indices, etc.).

8.	Notes to Financial Instruments

(1)	Matters related to the status of financial instruments

(i)	Policy for financial instruments

The Company limits fund management to short-term deposits, etc. and raises funds through borrowings from financial institutions.

(ii)	Description of financial instruments, their risks and management system

Trade receivables, such as accounts receivable-trade and accounts receivable-other, are exposed to the credit risk of counterparties. To mitigate this risk, the Company assesses the creditworthiness of each counterparty at the time of transaction initiation, and in accordance with its credit management regulations, the Company periodically reviews its credit limit levels in an effort to reduce credit risk while thoroughly managing payment due dates and outstanding balances for each counterparty. Most receivables are due within one month.

Investment securities are exposed to market price fluctuation risk. With regard to this risk, efforts are made to periodically collect information to determine the market value and the financial condition of the issuing company.

Guarantee deposits are related to real estate leases and are exposed to the credit risk of the counterparties to which they are pledged. The Company assesses the creditworthiness of the counterparties at the time of transactions and endeavors to assess the credit status of the counterparties at the time of contract renewal and other times as appropriate.

Long-term borrowings are exposed to liquidity risk, but the Company manages liquidity risk by preparing and updating funding plans on a regular basis and maintaining liquidity on hand.

(iii)	Supplementary explanation on matters related to fair value of financial instruments

The fair value of financial instruments includes values based on market prices and reasonably calculated values in cases where market prices are not available. Since variable factors are incorporated in the calculation of such values, such values may vary due to the adoption of different assumptions and other factors.

(2)	Matters related to fair value of financial instruments

Carrying amount, fair value and their differences as of December 31, 2024, are as follows. Stocks and other securities without market prices are not included in “Available-for-sale securities” (see (Note)). Notes to “Cash and deposits,” “Accounts receivable-trade,” “Accounts payable-other,” “Income taxes payable” and “Short-term loans payable” are omitted because they are all settled in a short period of time and their fair values approximate their book values.

	Carrying amount on the balance sheet (thousand yen)	Fair value (thousand yen)	Difference (thousand yen)
Investments in securities Available-for-sale securities	62,696	62,696	-
Total assets	62,696	62,696	-
Long-term borrowings*	5,128,484	5,128,484	-
Total liabilities	5,128,484	5,128,484	-

*Includes current portion of long-term borrowings.

(Note) Shares, etc. without market price

Classification	Carrying amount on the balance sheet (thousand yen)
Investments in securities	172,330
Shares of subsidiaries and affiliates	7,210,265

(3)	Matters related to the breakdown of the fair value of financial instruments by level

The fair value of financial instruments is classified into the following three levels based on the observability and materiality of the inputs used to calculate fair value.

Level 1 fair value	Fair value based on (unadjusted) market prices in active markets for identical assets or liabilities
Level 2 fair value	Fair value calculated using directly or indirectly observable inputs other than Level 1 inputs
Level 3 fair value	Fair value calculated using significant unobservable inputs

When multiple inputs that have a significant impact on the calculation of fair value are used, fair value is classified to the level with the lowest priority in the calculation of fair value among the levels to which each of those inputs belongs.

1. Financial assets and liabilities carried on the balance sheet at fair value

Classification	Fair value (thousand yen)
	Level 1	Level 2	Level 3	Total
Investments in securities Available-for-sale securities	62,696	-	-	62,696
Total assets	62,696	-	-	62,696

2. Financial assets and liabilities not carried on the balance sheet at fair value

Classification	Fair value (thousand yen)
	Level 1	Level 2	Level 3	Total
Long-term borrowings	-	-	5,128,484	5,128,484
Total liabilities	-	-	5,128,484	5,128,484

(Note) Explanation of valuation techniques used in the calculation of fair value and inputs related to the calculation of fair value

Investments in securities

Listed stocks are valued using quoted market prices. Since listed stocks are traded in an active market, their fair value is classified as the Level 1 fair value.

Long-term borrowings and long-term loans payable to affiliates

The fair value of these loans is calculated using the discounted present value method based on the total amount of principal and interest and the interest rate that takes into account the remaining term of the debt and credit risk, and is classified as Level 3 fair value. For long-term loans with variable interest rates, the fair value is stated as the amount on the balance sheet as the fair value approximates the book value because the variable interest rate reflects the market interest rate in a short period of time.

9.	Notes to Related Party Transactions

Subsidiaries and affiliates, etc.

Attribute	Name of Company	Ownership of voting rights	Relationship with related parties	Transaction details	Amount of transaction (thousand yen)	Account	Balance at end of the FY (thousand yen)
Subsidiary	SYLA Co., Ltd.	Ownership 96.96% Direct	Management guidance Lending of funds Concurrent directors	Management guidance fee (Note 1)	1,110,000	-	-
				Receipt of dividends	600,000	-	-
				Lending of funds (Note 2) Collection of funds	705,000	Short-term loans to affiliated companies	265,000
					320,000	Long-term loans to affiliated companies	120,000
						“Others” in Current assets	20,000
				Receipt of interest (Note 2)	7,908	“Others” in Current assets	3,802
Affiliate	CUMICA CORPORATION	Ownership 30.63% Direct	Sale of real estate Concurrent directors	Sale of real estate (Note 3)	800,000	-	-

Transaction terms and policy for determining transaction terms

(Note 1)	The management guidance fee is determined based on the terms of the contract.
(Note 2)	The interest rates for loans and interest income are reasonably determined by taking into account market interest rates and funding costs.
(Note 3)	Real estate sales are determined under general transaction terms based on market prices.

10.	Notes to Per Share Information

Net assets per share	26,195.02 yen
Net income per share	2,510.15 yen

11.	Notes to Revenue Recognition

(1)	Breakdown of revenue

(Unit: thousand yen)

	Real estate trading	Group management	Total
Revenues from contracts with customers	1,199,582	1,119,000	2,318,582
Other income*	379,477	-	379,477
Total	1,579,059	1,119,000	2,698,059

*Rental income based on the “Accounting Standard for Lease Transactions”

(ASBJ Statement No. 13)

(2)	Fundamental information to understand revenues

Basis for understanding revenues from contracts with customers is described in “1. Notes to Matters Related to Significant Accounting Policies (4) Recording of revenues and expenses.”

(3)	Information to understand the amount of revenue for the applicable fiscal year and subsequent fiscal years

(i) Information on balance of contract assets and contract liabilities Claims, contract assets and contract liabilities arising from contracts with customers are broken down as follows.

	Balance at the beginning of the FY	Balance at the end of the FY
Claims arising from contracts with customers	1,100	1,302
Contract asset	-	-
Contract liabilities	-	-

12.	Notes on Significant Subsequent Events

(Execution of Share Exchange Agreement in Connection with Management Integration)

The Company entered into a Share Exchange Agreement with CUMICA CORPORATION (TSE Standard: 8887) (“CUMICA”), a Japan-based company engaged in the development and sale of family condominiums, on December 2, 2024. At the Extraordinary General Meeting of Shareholders held on February 14, 2025, the proposal for the approval of the share exchange agreement was approved as originally proposed. As a result, the share exchange is scheduled to take effect on June 1, 2025, and the Company’s American Depositary Shares (ADSs) are expected to be delisted on May 29, 2025 (U.S. time).

Management Integration through the Share Exchange

1. Background and Purpose of the Management Integration

The Company came to believe that it would be possible to build an efficient management system and establish a business base that is unaffected by the environment with the goal of improving the profitability of the entire group and strengthening corporate structure by integrating the management resources of both companies by means of implementing a share exchange in which CUMICA becomes the share exchange wholly-owning parent company and the Company becomes the share exchange wholly-owned subsidiary, and moved forward with examining the Share Exchange. Specifically, the Company came to the conclusion that, from the perspective of the nature of both companies’ business – namely that they both conduct their business in Japan – which of the two companies would be best to be delisted after the integration, and as a result of comprehensive consideration from the perspective of the realization of a more nimble growth strategy after the integration and the impact, etc. on the interests of CUMICA’s minority shareholders and the Company’s shareholders, the best option was to aim to improve corporate value for the group as a whole by implementing management with further group integration by means such as making the Company a wholly-owned subsidiary through a share exchange, optimizing the group-wide organizational structure, optimizing personnel, expanding business opportunities through information aggregation, consolidating duplicate operations at each location, and achieving an optimal financial strategy for the group as a whole, and on September 18, 2024, the Company proposed the Share Exchange to CUMICA.

In response to the Company’s above proposal, CUMICA began concrete examination of the Share Exchange. In addition, when it began concrete examination of the Share Exchange, because the Company is CUMICA’s largest shareholder that is its major shareholder and otherwise related company, and CUMICA has two directors who are dispatched to it from the Company, on September 24, 2024, CUMICA established a special committee (the “Special Committee”) comprising independent members without an interest in the Company, CUMICA’s largest shareholder that is its major shareholder and otherwise related company, in order to eliminate the risk of a structural conflict of interest with the Company and conduct examination of the Share Exchange from a standpoint independent from the Company and CUMICA to eliminate the risk of arbitrariness and conflict of interest in the decision-making process for the Share Exchange by CUMICA’s board of directors, ensure the fairness of the Share Exchange, and obtain an opinion as to whether a decision by CUMICA’s board of directors to carry out the Share Exchange would be disadvantageous to minority shareholders, and also put in place a framework for specific examination, such as engaging outside experts. As a result of carefully examining the Company’s proposal under this framework, CUMICA came to the understanding that the Share Exchange would contribute to the improvement of CUMICA’s corporate value because the Share Exchange would facilitate closer collaboration between both companies’ groups and speed up management decision-making by optimizing the group-wide organizational structure and make it possible to create new business opportunities and therefore achieve a more nimble management strategy for both companies’ groups from a medium- to long-term perspective by further leveraging management resources such as the human resources, assets, technology, and expertise of both companies’ groups and implementing an optimal financial strategy for the group as a whole.

As a result of the above examination by both companies, CUMICA and the Company agreed that in order to nimbly adapt to significant changes to the environment, further break new ground in the field of advanced real estate business, realize the business of both companies at a high level with speed, and continue to expand the business base and strengthen the financial base, it is necessary to promote their business as one team based on a unified vision and philosophy through the Management Integration, and came to the conclusion that it is necessary to integrate the management of both companies as soon as possible with commitment on both sides in order to build a close collaborative and capital relationship and came to execute the Share Exchange Agreement.

The strengths of CUMICA’s real estate development, construction, and real estate sales businesses lie in a network of business partners and community-based services, while those of the Company’s real estate and crowdfunding businesses can be found in technology, such as procurement and funding using real estate crowdfunding, and purchasing and sales utilizing AI and big data. Through the Management Integration, the companies will accelerate the realization of synergies by leveraging mutual strengths in their respective businesses going forward. At the same time, by optimizing the group-wide organizational structure, optimizing personnel, expanding business opportunities through information aggregation, consolidating duplicate operations at each location, and implementing an optimal financial strategy for the group as a whole, the two companies will integrate their management resources to build an efficient management system and work toward improving the profitability of the entire group and strengthening corporate structure with the goal of creating a business base that is unaffected by the environment.

2. Outline of the Management Integration

(1)	Management Integration schedule

Date of Board of Directors resolution regarding share exchange agreement, and agreement execution date (both companies)	Monday, December 2, 2024

Extraordinary general meeting of shareholders record date (CUMICA)	Tuesday, December 17, 2024 (scheduled)

Date of extraordinary general meeting of shareholders (CUMICA, the Company)	Friday, February 14, 2025 (scheduled)

Last trading date (the Company)	Wednesday, May 28, 2025 (U.S. time) (scheduled)

Delisting date (the Company)	Thursday, May 29, 2025 (U.S. time) (scheduled)

Scheduled date of share exchange (effective date)	Sunday, June 1, 2025 (scheduled)

(Note 1) The above schedule is subject to change by agreement of both companies.

(2)	Method of the Management Integration

The Share Exchange will be a share exchange in which CUMICA will become the wholly-owning parent company and the Company will become the wholly-owned subsidiary.

The Share Exchange is scheduled to take effect on June 1, 2025 after receiving approval of the Share Exchange Agreement by resolution at the respective extraordinary general meetings of shareholders of CUMICA and the Company scheduled to be held on February 14, 2025.

The Company is expected to vote in favor of the proposal regarding the Share Exchange Agreement at the extraordinary general meeting of shareholders of CUMICA scheduled for February 14, 2025.

(3)	Details of allotment related to the Share Exchange

	CUMICA (share exchange wholly-owning parent company)	The Company (share exchange wholly-owned subsidiary)
Exchange ratio for the Share Exchange	1	110.00
Number of shares of stock to be delivered through the Share Exchange	CUMICA common stock: 34,371,590 shares (planned)

(Note 1) Share allotment ratio

For each share of the shares of the Company, 110.00 shares of the CUMICA common shares will be delivered. Furthermore, the above share exchange ratio may, if a significant change has occurred in the various conditions that form the basis of the calculation, be changed by agreement after consultation between CUMICA and the Company.

(Note 2) Number of shares of common stock to be delivered through the Share Exchange

At the time of the Share Exchange, CUMICA shall allot and deliver to shareholders of the Company at the time immediately before the time of CUMICA’s acquisition of all the Company Shares through the Share Exchange (the “Reference Time”) (however, this refers to shareholders after the cancellation of the treasury shares as set forth below) a number of CUMICA Shares calculated based on the exchange ratio in the table above in exchange for the Company Shares held by such shareholders. CUMICA plans to allot newly issued common shares.

In addition, by resolution at the Company’s Board of Directors meeting held by the day before the effective date of the Share Exchange, the Company plans to cancel at the time immediately before the Reference Time all of the treasury shares (including treasury shares acquired by the Company through purchase of shares related to a share purchase demand exercised pursuant to the provisions of Article 785(1) of the Companies Act upon the Share Exchange) held as of the time immediately before the Reference Time. The total number of CUMICA Shares to be allotted and delivered through the Share Exchange may be revised going forward depending on the number of treasury shares that the Company holds by the time immediately before the Reference Time, etc.

Furthermore, the above “Number of shares to be delivered through the Share Exchange” assumes that the share options issued by the Company that are in a condition allowing exercise are all exercised by the day before the effective date of the Share Exchange, and if some or all of the share options have not been exercised, the number of shares to be delivered through the Share Exchange will decrease.

(Note 3) Handling of CUMICA Shares held by the Company

THE Company already holds CUMICA Shares (3,688,300 shares) and will come to hold shares of the wholly-owning parent company CUMICA due to the Share Exchange taking effect, but after the effective date of the Share Exchange, the relevant shares, including dividends in kind to CUMICA, are planned to be disposed of at an appropriate time in accordance with the provisions of the Companies Act.

(Note 4) Handling of shares less than one unit

The Company shareholders who hold CUMICA shares constituting less than one unit (less than 100 shares) as a result of the Share Exchange will not be able to sell such shares less than one unit on a financial instruments exchange market, but may avail themselves of the following system for CUMICA’s shares less than one unit.

System for purchasing shares less than one unit (sale of shares less than one unit)

This system allows holders to demand that CUMICA purchase shares less than one unit that they hold based on the provisions of Article 192(1) of the Companies Act.

(4)	Handling of share options and bonds with share options associated with the Share Exchange

As share options remaining as of this date, the Company has issued the share options set forth in the column of “Share options issued by the Company” in the table below (6,255 in total, with the number of underlying the Company Shares being 48,176 shares in total) (The Series 2 share options and Series 11 share options that were issued by the Company in the past have expired, and it has not issued any bonds with share options).

Share options issued by the Company				Share options issued by CUMICA
Series No.	Number of share options	Number of underlying Shares (Note 1)	Exercise price (Note 2)	Series No.	Number of share options (Note 3)	Number of underlying Shares (Note 3) (Note 4)	Exercise price (Note 2)
Series 1	132	13,200	8,000 yen	Series 1	132	1,452,000	73 yen
Series 3	10	1,000	8,000 yen	–	–	–	–
Series 4	2	200	11,600 yen	Series 2	2	22,000	106 yen
Series 5	283	28,300	8,000 yen	Series 3	283	3,113,000	73 yen
Series 6	415	415	33,320 yen	Series 4	415	45,650	303 yen
Series 7	810	810	45,140 yen	Series 5	810	89,100	411 yen
Series 8	50	50	48,060 yen	Series 6	50	5,500	437 yen
Series 9	3,211	2,889	Amount of 0.01 USD converted into JPY at the exchange rate on the date of exercise	Series 7	3,211	317,889	0.00009 USD converted into JPY at the exchange rate on the date of exercise
Series 10	1,312	1,312	10 USD	Series 8	1,312	144,320	0.09 USD converted into JPY at the exchange rate on the date of exercise

(Note 1)	The class of underlying shares is the Company Shares. The above table presents the number of shares to be acquired that is obtained by multiplying the number of shares of the underlying the Company Shares per share option for each series by the number of share options.

(Note 2)	The exercise price of a share option is the amount to be paid per share upon exercise of the share option. It may be subject to adjustment.

(Note 3)	If any of the share options issued by the Company that are exercisable are exercised, the number of share options issued by CUMICA and the number of underlying shares to be issued upon exercise of such share options will decrease in proportion to the number of such share options exercised.

(Note 4)	The class of underlying shares is CUMICA Shares. The above table presents the number of shares to be acquired that is obtained by multiplying the number of shares of the underlying CUMICA Shares per share option for each series by the number of share options.

In the Share Exchange, as set forth in the above table, CUMICA will respectively allot Series 1 through Series 8 share options issued by CUMICA to the share option holders pertaining to the Series 1 and Series 4 to 10 Share Options issued by the Company as of the Reference Time for each such share option that they hold based on the details of each share option and the share exchange ratio of the Share Exchange.

The time limit for exercise of the Series 3 share options issued by the Company is December 30, 2024, and because they will be extinguished before the Share Exchange takes effect, whether or not the share options are exercised, they are not subject to allotment of CUMICA’s share options.

Through this process, CUMICA plans to acquire in the Share Exchange the Series 1 and Series 4 to 10 Share Options issued by the Company as of the Reference Time and at the same time allot and deliver newly issued Series 1 through Series 8 CUMICA share options. CUMICA plans to cancel the above acquired Series 1 and Series 4 to 10 Share Options issued by the Company.

3. Overview of Accounting Treatment

The Share Exchange is planned to be subject to accounting treatment as a “reverse acquisition” under the Accounting Standards for Business Combinations. In addition, goodwill or negative goodwill is expected to be generated in CUMICA’s consolidated financial statements as a result of the Share Exchange, but the amount of goodwill or negative goodwill that will be generated is undetermined at this time.

Audit Report

The Board of Corporate Auditors has audited the performance of duties by the Directors during the 16th fiscal year from January 1, 2024, to December 31, 2024. As a result of our deliberations, we report as follows as the unanimous opinion of all the Statutory Auditors.

1. Method and details of audit

(1)	The Board of Corporate Auditors established auditing policies, allocation of duties, and other relevant matters, received reports from each Corporate Auditor on the status and results of audits, received reports from Directors and others on the status of execution of their duties, and requested explanations as necessary.

(2)	Each Corporate Auditor endeavored to communicate with Directors and employees, etc., to collect information and to improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received reports from Directors and employees, etc. on the execution of their duties, requested explanations as necessary, reviewed important approval documents, etc., and investigated the business and financial conditions. With respect to subsidiaries, we communicated and exchanged information with directors of subsidiaries and received reports on their business from subsidiaries as necessary. Based on the above methods, we examined the business report and its supporting schedules for the fiscal year under review. Furthermore, we examined the accounting books and related materials, and reviewed the financial statements (balance sheet, income statement, statement of shareholders’ equity, and notes to the non-consolidated financial statements) and their accompanying supplemental schedules for the fiscal year under review.

2. Audit results

(1)	Results of audit of business reports, etc.

(i)	The business report and their supplementary schedules are deemed to fairly present the Company’s status in accordance with laws and regulations or the Articles of Incorporation.

(ii)	We have found no misconduct or material fact of violation of laws and regulations or the Articles of Incorporation in connection with the execution of duties by the Directors.

(2)	Results of audit of financial statements and supplementary schedules

The financial statements and their supplementary schedules are deemed to fairly present the Company’s assets and financial position in all material respects.

February 27, 2025

Board of Corporate Auditors, SYLA Technologies Co., Ltd.

Yoshihide Sugimoto, Corporate Auditor

Keiko Yokoyama, Corporate Auditor

Ikuo Yoshida, Corporate Auditor